EXHIBIT 6.4

MANAGED  STRIP SERVICES AGREEMENT

THIS AGREEMENT is effective as of October 11, 2018 (the "Effective Date")

BY AND BETWEEN:

RDT THERAPEUTICS INC. whose address is 5055 W Hacienda Ave, Unit 1152. Las Vegas, 89118

(hereinafter called "RDT").

OF THE  FIRST PART

- and -

CHEMESIS INTERNATIONAL INC. whose address is Unit 2710, 200 Granville St Vancouver B.C. V6C IS4

(hereinafter called "Licensee").

OF THE  SECOND PART

Each of RDT and Licensee individually referred to as a "Party" and collectively as "Parties".

WHEREAS:

(A) RDT has developed formulations and processes to produce thin film polymer strips for oral consumption containing an active ingredient(s) (the "Strips") and has equipment and technology that automate the mass production of such Strips and Strips containing cannabis oils as an active ingredient;

(B) Licensee is a Cannabis License Holder in the State of California (as that term is defined below), operating as SAP Global and is permitted to manufacture, possess and sell products incorporating cannabis oils. Licensee has or will have, prior to initiating the sale of Strips, all requisite permits, licenses and authorizations, to possess, grow, make, use, and sell cannabis and cannabis products, such as fresh and dried cannabis and cannabis oils, as required to carry out its obligations under this Agreement;

(C) RDT desires to license its formulations, processes, equipment and certain of its technology to Licensee in consideration for ongoing payments for Service Fees earned by the production of Strips containing cannabis oils as the active ingredient(s) and their sale, whether under the Licensee's own brand and trademarks or under the RDT-owned brand QuickStrip™ (to the extent said branding is compliant with local packaging laws) in the Territory;

(D) Licensee wants to license such formulations, processes, equipment, brands and trademarks and certain of the technology from RDT in order to produce Strips containing cannabis oils as part of its cannabis-based product offering;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual promises and covenants herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereby agree as follows:

1.	DEFINITIONS

1.1	Whenever used in this Agreement, the following terms shall have the following meanings respectively, unless otherwise specified:

1.l.1	"Additional Territories" has the meaning ascribed to it in Schedule "D";

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1.1.2	"Affiliate" of a party means any Person which directly or indirectly controls, is controlled by, or is under common control with, such party; as used herein, the term "control" or "controls" means possession of the power to direct or cause the direction of the management and policies of such Person, whether through the principalship of voting securities, by contract, law or otherwise, and the term "controlled" shall have the meaning correlative to the foregoing;

1.1.3	"Agreement" means this license agreement, the recitals set forth in the preamble herein, and all schedules attached hereto, as well as all amendments, additions, restatements or modifications made hereto and thereto, and all other documents incorporated herein or therein by reference, all of which are hereby made an integral part of and will be read as if included within the text of this Agreement;

1.1.4	"Applicable Law(s)" means the Law(s) applicable to a particular activity, circumstance and Territory;

1.1.5	"Cannabis License Holder" is an entity possessing the necessary Government Authorizations in the Territory;

1.1.6	"Business Day" means any day other than a public holiday in the State of California when banks in the state of California are not open for business;

1.1.7	"Confidential Information" Each party hereto may be referred to as "Provider" or "Recipient" and may assume each or both roles, as the case may be. The Provider and the Recipient may herein be referred to collectively as the "Parties". Confidential information means any and all information, documentation or knowledge in any form for which reasonable precautions have been taken to protect its secrecy, disclosed before or after the date of this Agreement verbally, in writing or in any other format and is clearly marked and identified as "Confidential" by the Provider at the time of disclosure or (ii) specifically deemed to be "Confidential Information" in this Agreement. Any information communicated orally by the Provider shall be considered "Confidential Information" only if (A) such information is promptly reduced to writing by the Provider and (B) such written record is clearly marked and identified as "Confidential" and provided to the Recipient within 30 days after the initial disclosure of such information. For greater certainty only, "Confidential Information" includes without limitation, information relating to Provider's present and contemplated production processes, trade secrets, designs, inventions, improvements, standards, specifications, systems, methods and operating procedures, formulations and recipes, merchandising, marketing plans, tests and reports, profits, costs, pricing, know-how, product data, research and development, patents, trade-mark, copyright, industrial design and all other Intellectual Property and proprietary rights and shall also include the terms of this Agreement. "Confidential Information" does not include information which:

1.1.7.1	becomes generally available to the public through no fault of the Recipient or

1.1.7.2	was known to the Recipient prior to receipt from the Provider, as documented by written records possessed by Recipient prior to its receipt from Provider; or

1.1.7.3	was independently developed by Recipient prior to its receipt from Provider, as documented by written records possessed by Recipient; or

1.1.7.4	is disclosed to Recipient by a third party having the lawful right to make such disclosure and under no obligation of confidentiality to Provider with respect thereto;

1.1.8	"Effective Date" means the date first written hereinabove;

1.1.9	"Encumbrances" means mortgages, charges, pledges, security interests, liens, encumbrances, actions, claims, demands, and equities of any nature whatsoever or howsoever arising and any rights or privileges capable of becoming any of the foregoing;

1.1.10	"Equipment" means the equipment as more particularly described in Schedule "A";

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1.1.11	"Gold Vendor Status" means rights which give priority to the Licensee for furthering the development and growth of sales of Products within the Initial Territory and Additional Territories set out in this Agreement;

1.1.12	"Government Authorizations" means all necessary authorizations, permits, licenses, orders, qualifications and other requirements of a Regulatory Authority or otherwise as required by Law to enable the Parties to carry out the activities contemplated under this Agreement;

1.1.13	"Initial Term" has the meaning ascribed to it in Section 17.1;

1.1.14	"Initial Territory" has the meaning ascribed to it in Schedule "D";

1.1.15	"Intellectual Property" or "IP" as used herein includes inventions (inventions, arts, processes, machines, articles of manufacture, compositions of matter (which includes business methods, formula:, and developments) and any improvements of any of the above, whether patentable or unpatentable), technologies, works, discoveries, written material, compounds, information (including technical information in any form), documented know-how, trade secrets, domain names (whether registered primary domain names or secondary or other higher level domain names), confidential information, technical expertise, trademarks (trade-marks, design marks, logos, service marks, certification marks, official marks, trade names, business names, corporate names, trade dress, distinguishing guises, slogans, meta tags, keywords, awards and other characters, brand elements or other distinguishing features used in association with wares or services, whether or not registered or the subject of an application for registration and whether or not registrable, and associated goodwill), copyright ( including software in source code or object code form, documentation (including documentation relating to any invention(s), literary works, artistic works, pictorial works, graphic works, musical works, dramatic works, audio visual works, performances, sound recordings and signals, including their content, any compilations of any of them, and all copyright, whether or not registered or the subject of an application for registration, or capable of being registered and the benefit of any waivers of moral rights), designs (including variants and whether or not registered), integrated circuit topographies, ideas (including but not limited to any computer software), formulae, algorithms, concepts, proprietary data, techniques, instructions, processes, expert opinions, information, materials, program listings, flow charts, logic diagrams, manuals, specifications, instructions, or any copies of the foregoing in any medium, or the expression thereof, and any improvements, modifications or additions, of any of the foregoing;

1.1.16	"Items" has the meaning ascribed to it in Section 6.6;

1.1.17	"Laws" means all requirements imposed by statutes, regulations, rules, ordinances, by-laws, decrees, codes, guidelines, policies, judgments, orders, rulings, decisions, approvals, notices, permits, guidelines, or directives of any Regulatory Authority;

1.1.18	"License Grant" has the meaning ascribed to it in Section 2.1;

1.1.19	"Licensee Premises" means the premises located at TBA;

1.1.20	"Net Sales" means all of Licensee's sales of Products produced for sale to retail sales organizations and direct to medical clients (including but not limited to wholesalers and distributors, and medical and recreational sales), net of returns, discounts and rebates recognized at the time of shipment from the Licensee Premises;

1.1.21	"Person" means any person, individual, firm, association, syndicate, partnership, joint venture, trustee, trust, corporation, division of a corporation, unincorporated organization or other entity or a government agency or political subdivision thereof;

1.1.22	"Product" means Strips containing cannabis oil(s);

1.1.23	"RDT IP" means the IP owned by or in which RDT has rights to related to the RD Mx and processes and uses thereof, the Equipment and related processes and uses thereof, and the Product(s) prior to the incorporation of an active ingredient such as cannabis oil and all processes concerning the manufacture of the Product(s) and all documentation relating thereto;

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1.1.24

"RD Mx" means the ROT proprietary formulation used to make the thin film polymer matrix of the Strips, and all documentation relating thereto. For clarity, "RD Mx" does not comprise active ingredients or cannabis oils;

1.1.25	"RDT Property" means all property that RDT owns including without limitation any Confidential Information, the RD Mx, the Equipment, the RDT IP, and the Trade-marks;

1.1.26

"Regulatory Authority" means any government, regulatory or administrative authority, agency, commission, utility or board (federal, state, supranational, municipal or local, domestic or foreign) having jurisdiction in the relevant circumstances and any person acting under the authority of any of the foregoing and any judicial, administrative or arbitral court, authority, tribunal or commission having jurisdiction in the relevant circumstances and Territory;

1.1.27	"Renewal Term" has the meaning ascribed to it in Section 17.2;

1.1.28

"Samples" means the Product produced and used by Licensee to promote Products funded by ROT's marketing and promotion program in amounts approved in writing by RDT, marked as "samples" and provided at no cost to recipient;

1.1.29	"Service Fees" has the meaning ascribed to it in Schedule "B";

1.1.30

"SOPM" means the standards and processes for the manufacture of the Products and for verification and reporting procedures on the manufacture of the Products contained in a Standard Operating Procedures manual, as may be updated from time to time by ROT or by Licensee to the extent possible, upon written approval by ROT, which will not be unreasonably withheld;

1.1.31	"Strips" means any thin polymer strip used for oral consumption containing an active ingredient;

1.1.32	"Term" means the term of this Agreement as set forth in Section 17.1 comprising the Initial Term and any Renewal Term;

1.1.33	"Territory" has the meaning ascribed to it in Schedule "D" and includes the Initial Territory and any Additional Territories;

1.1.34

"Trade - marks" means all the trade-marks and trade names, irrespective of whether registered, which are owned and used by or under license from ROT, including but not limited to the trade-marks set out at Schedule "C", and as such Schedule may be changed from time to time in the sole and absolute discretion of RDT;

1.1.35	"Trade-marks License" means the license to the Trade-marks granted to the Licensee under the License Grant pursuant to Section 2.1 and subject to all the terms and conditions of this Agreement;

1.1.36	"White Label" means the production of Product for a third-party Cannabis License Holder under a White Label Manufacturing Agreement approved by ROT;

1.1.37

"White Label Manufacturing Agreement" means an agreement between Licensee and a third-party Cannabis License Holder, approved by ROT, providing the right to Licensee to manufacture Product for sale by the Cannabis License Holder or by the Licensee on the third-party Cannabis License Holder 's behalf, as the case may be;

l.2

The words "hereof' , "herein", "hereunder" and similar expressions used in any section of this Agreement relate to the whole of this Agreement (including any Schedules attached hereto) and not to that section only, unless otherwise expressly provided for or the context clearly indicates to the contrary. Words importing the singular number only will include the plural and vice versa and words importing the masculine gender will include the feminine and neuter genders and vice versa. The word "including" will mean "including without limitation". Any headings in the Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

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1. 3	The division of this Agreement into articles and sections is for convenience of reference only and shall not affect the interpretation or construction of this Agreement.

1.4	The following schedules are incorporated into this Agreement by reference and form an integral part hereof:

Schedule "A"	Equipment
Schedule "B"	Service Fees
Schedule "C"	Trade-marks
Schedule "D"	Territory
Schedule "E"	Licenses and Government
Schedule "F"	Authorizations Insurance

2.	LICENSE GRANTS AND OWNERSHIP

2.1	Grant. Subject to the terms and conditions of this Agreement, RDT hereby grants to Licensee in the Initial Territory, and in each Additional Territory, a non-sublicensable, personal, non-transferable, revocable, Gold Vendor Status license for the Term within the Territory to:

2.1.1	use the RDT IP solely in order to produce Product at the Licensed Premises, either alone or in association with Licensee trade-marks and brands;

2.1.2	use the brand name QuickStrip™ solely in relation to the Product in its sales, marketing, packaging, and promotional materials of the Product where permitted by Applicable Law(s);

2.1.3	use the Equipment at the Licensee Premises solely in order to produce the Product;

2.1.4	brand products with the Trade-marks, use the Trade-marks specified in Schedule "C" in and for the Territory for which they are designated, and on the condition that the relevant country or State is listed as an Initial Territory or Additional Territory for the Licensee, solely in order to promote, distribute and sell the Product(s); and

2.1.5	market, distribute, promote, offer for sale, and sell, the Product in the Territory as set out in Schedule "D";

all in accordance with Applicable Laws in consideration for the Service Fees and all terms and conditions set forth in this Agreement (the "License Grant"). Licensee's use of any of the Trade-marks licensed under this Agreement shall be subject to RDT's trademark use guidelines (including control over quality of wares/services) and all goodwill shall ensure to the benefit of RDT.

2.2	Ownership. Notwithstanding any other provision in this Agreement, License agrees and acknowledges that it has no right, title, or interest in the RDT IP, the Equipment the Trade-marks, any Confidential Information, and any other right, title, interest, or property of RDT, except as may be granted to Licensee by way of the License Grant, which grant is subject to the terms and conditions of this Agreement and which License Grant will be entirely and finally terminated and revoked when this Agreement terminates or expires. Licensee agrees that the License Grant gives no ownership interest, proprietary interest, or lease interest, in any of the RDT IP, the Equipment, the Trade-marks, any Confidential Information, and any other right, title, interest, or property of RDT. Licensee agrees to sign all documents that RDT requests to confirm and give effect to this paragraph.

2.3

Other than to an Affiliate, Licensee shall not be permitted to sublicense any of the terms and conditions of the License Grant to any Person without the prior written consent of RDT. RDT agrees the for the purpose of this Agreement, SAP Global is granted the consent to the License and is an authorized party to this Agreement.

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3.	RDT SUPPLY AND PROMOTION COMMITMENTS

3.1	Supply of RDT IP. RDT agrees to deliver to Licensee the RDT IP as is required to produce Products in accordance with applicable regulatory requirements and Governmental Authorizations. Consideration for same are incorporated into the Service Fees set out in Schedule B;

3.2	Supply of RD Mx. Licensee agrees to provide RDT with confirmation of its monthly production schedule on the 15"' day of each preceding month for the Product in order to ensure RDT can supply and ship the necessary amount of RD Mx in time for Licensee to maintain sufficient on hand RD Mx inventory for monthly production commitments. All requests for delivery of RD Mx shall be prepared by Licensee in the form of a stock replenishment order using RDT's approved template. Consideration for same are incorporated into the Service Fees set out in Schedule B. RDT shall be the exclusive source of RD Mx to Licensee. Licensee shall only use the RD Mx to produce Product(s) and shall not use other formulations, mixtures or products as a replacement or substitute to the RD Mx for producing the Product(s);

3.3	Purchasing Production Supplies RDT shall provide to Licensee an approved source of supply for the following materials: biaxially oriented polyethylene terephthalate (known under brand names such as Mylar) or a material having a similar use or function, and child resistant aluminum foil for packaging the Products. Pricing for the materials sourced by RDT is intended to provide pricing at a reduced cost based on ROT volume purchasing terms with the suppliers. Licensee may source its own supply of these materials after obtaining approval from RDT that the material conforms with the processing requirements for ROT's equipment.

3.4	Marketing and promotion program. ROT will allocate funds for the Initial territory and for each Additional Territory, three percent (3%) of the Service Fees paid to RDT pursuant to Schedule B by Licensee per Country/State of the Territory as set out in Schedule D said funds to be used by Licensee solely for Product Sample production and distribution in order to promote the sale of Product(s) within the Country/State for which the payment is based. Payment will be remitted, by RDT, to Licensee quarterly, in arrears, calculated as a percentage of the Service Fees paid for the Quarter then ended for the respective Initial Territory or Additional Territory (per Country/State within said Additional Territory). The marketing and promotion program commitment by RDT, for the Initial Territory, will terminate when the Service Fees paid to RDT for the cumulative Net Sales for the Initial Territory reach $10,000,000 US. The marketing and promotion program commitment by RDT for each Country/State as listed as an Additional Territory in Schedule D, will terminate when the Service Fees paid to ROT for the cumulative Net Sales for each Country or State, as the case may be, reaches the equivalent of$10,000,000 US for said respective Country/State.

4	LICENSE OF THE EQUIPMENT

4.1	Basis of Licensing the Equipment. RDT shall provide the Equipment, owned by ROT, for each location based on one set of production and packaging machine in the Initial Territory and within each country or State named in the Additional Territories. Each additional Equipment set shall operate under this License, for an installation and commissioning fee in accordance with Schedule B, item 6.

4.2	Delivery of Equipment. RDT shall ship the Equipment to Licensee within one hundred (100) days of the Effective Date. Subsequent Equipment requests, by Licensee to ROT, above or as may be required to meet local production requirements shall be shipped within one hundred (100) days of RDT' s approving the delivery of RDT Equipment.

4.3	Use and Training. Licensee may only have its employees, whom ROT has trained and certified, train other operators to operate the Equipment. ROT shall arrange a mutually convenient time with Licensee after the Effective Date to train and certify Licensee's designated Trainers to operate the Equipment in accordance with the SOPM. A Certificate of Completion shall be issued by ROT for Trainers who have completed the Training Program. RDT will provide additional training and certification to Licensee and its employees, during the Term, from time to time and as may be reasonably requested by Licensee.

4.4	RDT Installation and commissioning of Equipment. RDT shall ship the Equipment to, install, and test the Equipment at the Licensee Premises and shall provide Licensee with written confirmation that the Equipment has been commissioned in accordance with the SOPM. Licensee shall acknowledge receipt and acceptance of such confirmation from RDT. Following the commissioning of the Equipment, RDT shall provide reasonable assistance to Licensee with respect to responding to queries from a Governmental Authority in the Initial Territory and any Additional Territory with respect to the installation, testing and commissioning of the Equipment in the Licensee's Premises.

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4.5	Function of Equipment. Within ten (I 0) days of the confirmation of RDT set out in Section 4.4 above, Licensee shall satisfy itself that the Equipment satisfies SOPM and the requirements of the Governmental Authority issuing the necessary Regulatory Authorizations; if the Equipment does not satisfy SOPM or the Governmental Authority issuing the necessary Regulatory Authorizations, then Licensee shall notify RDT in writing and provide detailed reasons for such conclusion. If Licensee provides no notification to RDT, then Licensee shall be deemed to have accepted the Equipment in the condition it was commissioned. If RDT agrees with Licensee that any Equipment does not satisfy SOPM, then Licensee' s entire remedy shall be to accept the required modification or replacement device from RDT and RDT shall have no other liability in respect of the non-complying Equipment.

4.6	Use of Equipment. Licensee shall only use the Equipment: (i) to produce Product(s) and (ii) only use RD Mx to singularly produce Product(s) in accordance with RDT's training certification and the SOPM. Licensee shall not use equipment other than the Equipment to produce Product(s).

4.7	Licensee Responsibilities. Once Licensee has provided written confirmation to RDT that the Equipment complies with the SOPM, Licensee shall thereafter be responsible for any maintenance of the Equipment requires as may be set out in the SOPM. Licensee agrees to comply with any preventive maintenance program set out in SOPM. Licensee shall also be responsible for and liable to RDT for any damage to the Equipment, except where RDT or those for whom RDT is at law responsible caused such damage. Licensee has no right to modify, repair, or change, the Equipment without the prior written approval of RDT. Licensee shall promptly notify RDT in writing if any repairs to the Equipment are required. Licensee shall be responsible and indemnify RDT for any damages /loss/costs incurred by RDT resulting from any unreasonable delay in providing RDT said notice.

4.8	RDT Responsibilities. RDT shall be responsible for repairs to the Equipment as may be set out in the SOPM. Licensee shall provide RDT with notice without delay if the Equipment requires a repair as specified in SOPM. RDT shall use its best efforts to complete the repair without a site visit in order to minimize any production downtime. If remote workaround or repair cannot be completed RDT agrees to provide Licensee with the earliest available date for repair.

4.9	RDT access to and modification of Equipment. RDT may access, make modifications to, and replace the Equipment at any time with reasonable notice, provided in writing, to Licensee and following receipt of written acknowledgement to such access by Licensee. and without thereby incurring any liability whatsoever to Licensee with respect to such access, unavailability, or downtime which may result from the time required for RDT's access, modification, or replacement. RDT will endeavor to give Licensee advanced written notice ten (10) days prior to any replacement date unless otherwise arranged.

4.10	Marking of Equipment. Licensee agrees that any names, plates, or markings on the Equipment shall not be removed from the Equipment.

4.11	Grant from Licensee. Licensee irrevocably grants to RDT a transferable and sublicensable license, for the longer of the Term or for however long RDT requires to remove the Equipment from the Premises, to enter and exit the Licensee so that RDT is capable of using, interacting with, removing, and replacing, the Equipment. Licensee represents and warrants that it has all right, power, authority, and necessary consents, to grant the license described in this paragraph to RDT; this representation and warranty shall survive for the Term and for three (3) years following the termination or expiration of this Agreement.

4.12	Grant from Licensee re: Software. Licensee irrevocably grants to RDT a transferable and sublicensable license, for the length of the Term or for however long RDT requires to remove the Equipment from the Premises, to install and use software in connection with the Equipment capable of transmitting information to RDT concerning the Equipment. Licensee agrees to provide RDT Wi-Fi access enabling the transfer of data to RDT obtained and stored by the Software, subject to reasonable IT security protocols required to ensure the safety of the Licensee' s network

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4 .13	Encumbrances. Licensee undertakes to ensure that the RDT Property is and remains at all times free and clear of any Encumbrance whatsoever that may be connected or related to, to any degree, the Licensee or any Affiliate of the Licensee. In the event that any Person threatens to, attempts to, or does seize or take possession of, the RDT Property from the Licensee Premises or from the possession or control of the Licensee, or any property of the Licensee, Licensee shall inform in writing without delay: (i) RDT with details concerning the situation; and (ii) such Person that RDT owns the RDT Property and that Licensee has no right, title, or interest in the RDT Property. In the event that any Person seizes or takes possession of the RDT Property away from the Licensee, Licensee shall at its sole cost and expense use its best efforts and have the RDT Property returned to RDT within thirty (30) days of such seizure and possession taking; while the RDT Property is seized or in the possession of a third party because of the act, omission, negligence, or default, of Licensee or an Affiliate of Licensee or in any way connected to the Licensee or any Affiliate of Licensee, the License Grant shall be suspended until the later of the return of all of the RDT Property to RDT and RDT informing the Licensee that the License Grant suspension has ended, without any compensation for such suspension to Licensee and subject to the termination rights of RDT under this Agreement.

5.	PACKAGING, WAREHOUSING AND PRODUCTION FACILITIES

5.1	License Premises. Licensee represents and warrants and covenants throughout the Term that: (i) the Licensee shall use the Licensee Premises in compliance with all Applicable Laws in the Territory for the exploitation of the License Grant, the fulfillment of all obligations, and the exercise of all rights, under this Agreement; (ii) it has sufficient space in the Licensee Premises to produce the Products, to exploit the License Grant in compliance with all Applicable Laws in the Territory, and (iii) that the Licensee Premises satisfies the SOPM including in respect of the requirements for ventilation, electricity, water, compressed air and the lack of any possibility of contamination.

5.2	Packaging. Licensee shall provide RDT with all necessary information pertaining to packaging and labelling for the Products with respect to the requirements of the Applicable Laws within the Territory and the Additional Territories, as the case may be. The Licensee represents and warrants and covenants throughout the Term that the packaging constitutes packaging that complies with the Applicable Laws in the Initial Territory and in each country and State named in the Additional Territories, as the case may be, where it shall be used.

5.3	Storage. Licensee shall store Products and any and all materials used in or ancillary to the production of same and the exploitation of the License Grant in compliance with all Applicable Laws in the Territory.

5.4	Packaging Equipment. Packaging equipment provided by, and the responsibility of, the Licensee shall be capable of packaging single foils (which is separately produced using RDT's Packjet foil packaging Equipment) into final packages and into display boxes or other protective packaging mechanisms, processes, or requirements as set out by the Applicable Laws in the Territory.

6.	TRADE-MARK LICENSE

6.1	Use of Trade-marks. The Licensee shall affix the QuickStrip™ Trade-marks to all the Products and their packaging in the manner specified by RDT and as specified in SOPM (including RDT's trade-mark usage guidelines) and as permitted under packaging regulations and Applicable Laws. RDT, in its sole discretion, may require the use of another mark other than QuickStrip™ (or no mark), upon reasonable notice to Licensee. If another mark other than QuickStrip™ is required by RDT, Licensee shall have one hundred and twenty (120) days to sell the inventory held by Licensee of Product produced wherein the QuickStrip™ Trade-mark has been affixed or otherwise employed. RDT acknowledges that Licensee may be required to use an alternative trade-mark in order to comply with Applicable Laws for branding Product. Approval for the alternative trade-mark is to be obtained from RDT and the use of the alternative trade-mark shall comply with the trade-mark usage guidelines specified in the SOPM.

6.2	Use of Additional Branding or Trade-marks. Any use of an Additional Brand or Trade Mark applied to the Product or its packaging will require the approval of RDT

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6.3	Restriction on License. The Licensee agrees that it shall not use the Trade-marks or any part of the Trade- marks as or in any names, trade-marks, corporate names, business names, trade names, domain names, which are the same, confusing, similar, or any in way related or relatable to the Trade-marks.

6.4	No Registration of License. The Licensee shall not be permitted to note on the Trade-marks Register in the U.S. Patent and Trademark Office, or any other office in the world, that the Licensee is a non-exclusive licensee of the Trade-marks.

6.5	Quality. The Licensee agrees to use the Trade-marks in accordance with the requirements of this Agreement and the SOPM. The SOPM shall set out the standard, character and quality of the Products, branding guidelines governing the use of the Trade-marks and the behaviour of Licensee while using the Trade-mark, which may be updated and amended from time to time by RDT upon reasonable notice.

6.6	Packaging and Promotion. The Products and each and every tag, label, imprint or other device, carton, container, packing or wrapping material or other accessory to the Products which incorporates the Trade- marks and any art work, advertising, advertising copy, publicity, publication or display or promotion material relating to the Products (collectively the "Items") which incorporate the Trade-marks shall comply with the SOPM in relation to design, manufacture and materials used.

6.7	Sample of Packaging. In order to ensure that Licensee is complying with its obligations hereunder, including particularly the quality standards and use requirements set forth by RDT, Licensee shall, upon request provide RDT with samples of all materials that bear any Trade-marks._

6.8	Submission of Products. The Licensee shall provide to RDT within thirty (30) days of the request of RDT, the report of a party working at arm's length from the Licensee providing an analysis on the quality and characteristics of the Products sufficient for RDT to verify quality product of Product(s), free of cost to RDT, in order that RDT may determine whether the Products satisfy the quality and characteristics of products used in association with the Trade-marks as set out in the SOPM.

6.9	Inspection. No more than once per Quarter and on four (4) days prior written notice, the Licensee agrees that RDT shall have the right during normal business hours to attend at the Licensee Premises to check the method of manufacture of the Products and Items, the quality of the Products and Items, and to ensure the SOPM is being maintained.

6.10	Markings. Subject to the requirements and restrictions of the Laws in California or in the country or State named in the Additional Territories, as the as case may be, the Licensee shall mark in the appropriate place on or within each of the Products or Items which bear the Trade-marks, an appropriate notice of copyright, trade-mark or otherwise as stipulated by RDT from time to time and shall indicate ownership and, in addition, notice that the Licensee is using the Trade-marks as an "Official Licensee" or other such designation, as required from time to time by RDT.

6.11	Compliance with Laws. The Products shall be manufactured, distributed, advertised and sold, in compliance with all Applicable Laws. The Licensee shall cause accurate labelling regarding the care, maintenance and use of the Products where applicable, to be affixed to the Products or otherwise associated with the Products such as the Items as may be required by Applicable Laws.

6.12	Ownership. The Licensee acknowledges and agrees that it bas no right, title or interest in or to the Trade- marks, copyright or in or to any other intellectual property right of RDT, nor any part thereof, except as set out in this Agreement. The Licensee shall not seek to register the Trade-marks (or domain names or links using same) directly or indirectly in any jurisdiction of the world without the prior written consent ofRDT.

6.13	Licensee Use. The Licensee further agrees that it shall use the Trade-marks solely in accordance with the provisions of this Agreement and in such manner as to protect and preserve all RDT's rights in the Trade- marks and otherwise.

6.14	No Sublicense. The Licensee may not sublicense any of the rights it has received under this Agreement in respect of the Trade-marks other than to an Affiliate, without the written consent of RDT.

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6.15	Territory for Trade-mark. The Licensee shall only use the Trade-marks specified in Schedule "C" in the country or State within the Territory, and on the condition that the country or State is listed as an Initial Territory or Additional Territory for the Licensee as set out in Schedule "D".

6.16	Advise RDT of Infringements. The Licensee agrees that if it receives knowledge of any actual or intended manufacture, advertising, distribution, or sale of products or provision of services in association with the Trade-marks or any part thereof or any names, trade-marks, trade names, corporate name, symbols, emblems, designs or colours which would be confusingly similar in the minds of the public to any of the Trade-marks or any part thereof, by anyone other than the Licensee, RDT, a permitted licensee, or a permitted sublicensee, or should the Licensee become aware of the breach of any other intellectual property right of the RDT, the Licensee will immediately bring such fact to the attention of RDT by written notice.

6.17	Action on Infringement. Should an infringement of any of the Trade-marks or any part thereof occur, RDT may in its sole and absolute discretion commence, prosecute, defend, settle or otherwise dispose of legal proceedings arising out of any such infringement, and the Licensee shall cooperate and assist in the commencing, prosecuting, defending, settling or other disposition of any such legal proceeding. If requested by RDT, the Licensee shall join in or cooperate in the commencing, prosecuting, defending, settling or other disposition of such legal proceeding as may be instituted by RDT. All such commencement, prosecution, defense, settlement or other disposition, sole or joint, of any such action by RDT with or without the Licensee as a party sha11 be at RDT's expense, including but not limited to reasonable legal Service Fees incurred by the Licensee.

6.18	Proceeds of Litigation. The proceeds, if any, of any legal proceedings concerning the Trade-marks or anything partially related thereto, in the form of damages, profits or other recovery, shall belong to RDT.

6.19

Benefit of Use. All of Licensee' s use of the Trade-marks and associated goodwill (past, present and future) shall accrue to the benefit of RDT and the Licensee agrees to execute all documents that RDT requests be signed to assign the benefit and goodwill associated with Licensee's use of the Trade-marks to RDT.

7.	GOLD VENDOR STATUS

7.1	California Preferred Rights. Licensee is granted the " first in" right for the state of California with lead time protection for White Label Manufacturing starting from the date that that the commissioning and turnover of the equipment is signed off by Licensee.

7.2	Key Account Protection. Licensee is granted rights to protection of key accounts within and outside of the state of California, the accounts so named and operating under the White Label Manufacturing Agreement requiring sole sourcing of QuickStrip™ production through Licensee. Licensee agrees to provide RDT with a current Key Account List twice annually for review and approval. Criteria for approval includes but is not limited to White Label Service Fees generated through the Key Account's White Label Manufacturing Agreement.

7.3	Additional Territories. Where Licensee produces and sells its own products or where it desires to establish a market presence, Licensee is granted right of entry into new markets not already serviced by RDT. Licensee is granted ninety (90) days from initial legalization of the sale of Licensee' products to develop market penetration with a target to achieve 25% dispensary penetration based upon published listings. Thereafter RDT reserves the right to appoint additional licensees as may be required to fully develop the

7.4	RDT Approval. If Licensee wishes to add Additional Territories, it shall provide written Notice requesting same to RDT and RDT shall add the Additional Territories to Schedule D, unless Licensee does not possess the requisite rights in the Territory pursuant to this Agreement.

7.5	Marketing & Promotion Program. During the period covered by this Agreement and until Service Fees paid to RDT reach $10,000,000, RDT agrees to pay to Licensee, an amount of three percent (3%) of the Net Sales to be used for product samples and sample distribution costs for the purpose of introducing QuickStrip™ products and developing market share.

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7.6	White Label Manufacture. Licensee is granted the rights to produce Products under White Label Manufacturing Agreements with third-party Cannabis License Holders, upon terms and conditions no less burdensome than those set forth in this Agreement and imposed upon the Licensee with respect to the use of RDT's Confidential Information, RDT IP, the Trade-marks and the Items such Agreements to include RDT as a signatory and be approved by RDT. Licensee is granted the right to charge for its services and collect Service Fees from the third-party Cannabis License Holders for manufacturing the Product. The Licensee's Service Fees charged to the third-party Cannabis License Holder are in addition to RDT's Service Fees for the sale of Products by the third-party Cannabis License Holder. RDT Service Fees are charged to the third-party Cannabis License Holder at the rate of twenty-five percent (25%) of the selling price charged by the third-party Cannabis License Holder at the wholesale price charged to its retail customers or on the retail price if sales are made directly to consumer customers. The RDT White Label Manufacture Service Fees are calculated quarterly based on the sales results provided by the third-party Cannabis License Holder to Licensee in accordance with the White Label Manufacturing Agreement.

7.7	Licensee' s Marks. Licensee is granted the right to place its mark, logo or similar symbol onto the packaging of QuickStrip™ products manufactured by Licensee.

7.8	Scalable Production Capacity. RDT will replace or upgrade the Equipment as required to meet local production requirements and volumes with agreed upon production targets initiating any equipment upgrade or exchange at RDT's cost.

7.9	Speed to Market. RDT agrees to provide Licensee with speed to market - Licensee's entry into a new state or country will be supported by RDT with required production equipment within l00 days of receiving a signed contract and the milestone payment.

7.10	First Right of Refusal. RDT will provide first right of refusal on new QuickStrip™ product developments, thirty (30) days decision timeframe, with three (3) months advanced market access for new products within the jurisdictions served by Licensee.

7.11	Loss of Gold Vendor Status. Preferred Vendor rights are suspended for the applicable country or State if Licensee fails to make the quarterly payment for the Annual Minimum Service Fee, sixty (60) days after notification by RDT of the Licensee's breach of this Agreement for the non-payment.

8.	OWNERSHIP OF THE PRODUCT

8.1	Once an active ingredient such as cannabis oil has been incorporated into the Strip, the Licensee shall own the resultant Product, therein, and any IP thereto save and except for the Product's Trade-Marks as defined in 1.1.35.

9.	SERVICE FEES AND PAYMENTS

9.1	Payment of Service Fees. The Licensee shall calculate and pay the Service Fees to RDT, as set out in Schedule B, without delay as and when the Agreement requires without set-off, deduction, or abatement. RDT will separately provide Licensee direct payment for the Marketing and Promotion Program as set out in Section 3.4. Payments are to be remitted by electronic funds transfer in U.S. dollars unless otherwise mutually agreed to by the Parties to this Agreement.

9.2	Sales to Affiliates. The Licensee may sell Product to an Affiliate under the terms of this Agreement. RDT Service Fees are charged to the Affiliate at the rate of twenty-five percent (25%) of the selling price charged by the Affiliate to its retail customers or, where vertically integrated, on the retail price for sales of Product sold directly to consumer customers. The RDT Affiliate Service Fees are calculated quarterly based on the sales results provided by the affiliate to Licensee.

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10.	ADDITIONAL OBLIGATIONS OF LICENSEE

10.1	During the term of this agreement, in addition to any other obligations set forth herein, Licensee shall:

10.1.1	use its best efforts in the performance of its obligations under this Agreement, including without limitation, in respect to the active solicitation of orders in the Initial Territory and in the Additional Territories for the purchase of Product for any kind of applications permitted under the Applicable Laws including but not limited to for medical and recreational applications to achieve first sale within sixty (60) days of initiating operations in an Additional Territory;

10.1.2	commit and adhere to the highest standards of operation, including but not limited to those standards as set out in the SOPM and as authorized, required, or approved by the Applicable Laws;

10.1.3	comply with and cause itself and its Affiliates to comply with all Applicable Laws in California and in the Additional Territories, as the case may be;

10.1.4	keep complete and accurate records with respect to the RDT IP provided by RDT under this Agreement;

10.1.5	be responsible for sourcing and providing cannabis oil(s) in accordance with Applicable Laws and any supplies other than what is provided by RDT pursuant to this Agreement, to make the Product(s); and

10.1.6	provide ROT with immediate notification if it becomes aware that any of Sections 10.1.1 - 10.1.5 or Article 11 is no longer true and of the loss or suspension of any license rights or Government Authorizations or court orders or legal proceedings that affect to any degree the ability of the Licensee to exploit the License Grant, to fulfill its obligations under this Agreement, or to take advantage of any of its rights and permissions under this Agreement, and to describe the impact of such loss or suspension on any of the foregoing.

11.	REPRESENTATIONS AND WARRANTIES OF LICENSEE

11.1	Licensee represents and warrants and covenants during the Term to RDT, acknowledging that RDT is relying upon such representations and warranties and covenants in connection with its entering into this agreement as follows:

11.1.l	Licensee is a valid subsisting corporation incorporated pursuant to the laws of the TB of TBA;

11.1.2	Licensee bas all requisite power and authority to execute and deliver this Agreement and has all necessary power and authority to perform the obligations of Licensee as set out herein;

11.1.3	the entering into of this Agreement will not result in the violation of any of the terms and provisions of any agreement, written or oral, to which Licensee may be a party;

11.1.4	the execution and delivery of this Agreement bas been duly authorized by all necessary action on the part of Licensee and this Agreement, when duly executed and delivered by Licensee, will constitute a legal and binding obligation of Licensee enforceable in accordance with its terms;

11.1.5	the Licensee has all right, power, licenses, and authority under the Laws to use the license as granted to it under this Agreement and to create, produce, market, and sell the Products in accordance with this Agreement; and

11.1.6	the Licensee has or will have, a license and any other Government Authorizations and any other Regulatory Authority that permits it to exploit the License Grant, to fulfill its obligations under this Agreement, and to take advantage of any of its rights and permissions under this Agreement including without limitation, the permission to produce, sell, and deal with the Products, the particulars of which license and Government Authorizations are set out in Schedule E.

11.1.7	Licensee has all right, power, and authority to produce, market, package, label, and sell the Products in the Initial Territory and in the Additional Territories in compliance with all Applicable Laws; and

11.1.8	the Licensee's exercise of all of its rights under this Agreement and fulfillment of all of its obligations under this Agreement shall not contravene any Applicable Laws.

11.1.9

All representations and warranties in this Agreement shall survive for the Term and for two (2) years after the expiry or termination of the Term, except where this Agreement states that they shall survive for a longer period of time and in which case the longer survival period shall apply where noted.

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12.	REPRESENTATIONS AND WARRANTIES OF RDT

12.1	RDT represents and warrants and covenants during the Term to Licensee, acknowledging that Licensee is relying upon such representations and warranties and covenants in connection with its entering into this agreement, as follows: RDT is a valid subsisting corporation incorporated pursuant to the laws of the state of Delaware;

12.1.1	RDT has all requisite power and authority to execute and deliver this Agreement and has all necessary power and authority to perform the obligations as set out herein;

12.1.2	the entering into of this Agreement will not result in the violation of any of the terms and provisions of any agreement, written or oral, to which RDT may be a party;

12.1.3	the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of RDT and this Agreement, when duly executed and delivered by RDT, will constitute a legal and binding obligation of RDT enforceable in accordance with its terms;

12.1.4	RDT is the exclusive owner of the RDT IP, Trade-marks, SOPM and Confidential Information;

12.1.5	RDT has the right to grant all rights and Licenses granted to Licensee hereunder.

13.	CONFIDENTIAL INFORMATION AND NON-COMPETITION

13.1	When and if required, each party will furnish the necessary information so that each party can exercise its rights and fulfill its obligations hereunder. This information shall constitute part of the Confidential Information as defined in the Agreement.

13.2	From time to time, RDT may periodically provide Licensee with new or up-graded data that has become available, documentation, tests, reports or other pertinent information relating to the RDT IP and Equipment or otherwise, which information will also form part of the Confidential Information and which will assist in keeping Licensee knowledgeable in regard to the RDT IP and Equipment and maintaining a competitive edge in the marketing and sales of the Strips or Product.

13.3	Each party acknowledges that in its relationship with the other party and/or by virtue of the performance of this Agreement, it and/or its employees (collectively, "Representatives") have been, will be and shall hereafter continue to be exposed to and provided with Confidential Information, the public disclosure of which would be highly detrimental to the other party. Each party further acknowledges that the right to maintain confidential such Confidential Information constitutes a legal right of the other party, which the other party is entitled to protect. Accordingly, and notwithstanding anything to the contrary herein expressed, each party covenants and agrees:

13.3.1	that it shall not use or copy, or permit the use or copy of any of the Confidential Information, directly or indirectly, for any purpose other than the fulfillment of its obligations under this Agreement or the production of Products and activities ancillary thereto;

13.3.2	that it will maintain the absolute confidentiality of the Confidential Information and that it will not either individually, or in partnership or jointly, or in conjunction with any other Person, as agent, shareholder, or in any manner whatsoever, disclose, reveal, release, utilize, sell, assign, supply, or transfer to any person at any time, any of the Confidential Information, unless it has received the prior written consent of the other party;

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13.3.3	that it will take all necessary action and will do all that is reasonably within its power to prevent the disclosure, release or supply of any of the Confidential Information to any Person, including but not limited to by any of its Representatives;

13.3.4	in furtherance of the above, each party will advise its Representatives, and any other Persons who are given access to the Confidential Information, of the confidential and proprietary nature of the Confidential Information and of the restrictions imposed by this Agreement and, if appropriate or at the request of the other party, shall require each of them to signify in writing their agreement to abide by the terms of this Agreement and maintain the confidentiality of the Confidential Information. Notwithstanding any such agreement, by any of such Representatives, each party acknowledges that it shall be fully responsible and liable to the other party for any and all damages and costs (including but not limited to legal Service Fees) suffered or incurred by it as a consequence of any breach by any of its Representatives, and/or any other Persons given access to the Confidential Information, of the restrictive covenants contained herein.

13.4	Upon termination of this Agreement for any reason, each party shall immediately return to the other party any Confidential Information and shall thereafter refrain from using or disclosing any such Confidential Information to any Person for any purpose whatsoever.

13.5	Protection of RD Mx. Licensee shall not do or attempt to do directly or indirectly any of the following: tamper, access without authorization, reverse engineer, decompile, disassemble, analyze, sabotage, manipulate, modify, interfere, misuse, misappropriate, copy, or disclose the RD Mx formulation or use the RD Mx to make anything but the Product. Licensee agrees and acknowledges that RDT has no obligation to provide Confidential Information to Licensee under this Agreement, except necessary to give effect to the License Grant, and that notwithstanding any other provision in this Agreement RDT shall never provide Licensee with a list of the ingredients for RD Mx, but may disclose such list of ingredients directly to a Regulatory Authority in order to assist the Licensee in obtaining the necessary Regulatory Authorizations and Licensee agrees and acknowledges that it has no right, title, or interest in such ingredients whether at law or pursuant to the terms of this Agreement.

4.	INSURANCE

14.1	Licensee Insurance. Licensee shall, at its sole cost and expense, take out and maintain in full force and effect, at all times throughout the Term, the following insurance:

14.1.1

commercial general liability and property damage insurance, including but not limited to, personal liability, contractual liability, tenants' legal liability, non-owned automobile liability, and owners ' and contractors' protective insurance coverage with respect to the Licensee Premises, which coverage shall include the business operations conducted by the Licensee and any other Person on the Licensee Premises. Such policies shall be written on a comprehensive basis with coverage for any one occurrence or claim of not less than five million dollars ($5,000,000) in the aggregate during any one twelve (12) month period, or such higher limits as RDT may reasonably require from time to time;

14.1.2

Licensee shall have in full force and effect and will maintain during the Term and for a period of 2 years after the term, at its own expense and cost, product liability insurance of not less than US ten million dollars ($10,0000,000) in the aggregate during any one twelve (12) month period of insurance; and

14.1.3	such other forms of insurance as may be reasonably required by RDT from time to time as set out in Schedule F.

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14.2	All such insurance shall be with insurers and shall be upon such terms and conditions as RDT reasonably approves. All insurance shall name as an additional insured RDT anyone else with an interest in the Licensee Premises from time to time designated in writing by RDT. All public liability insurance shall contain a provision for cross-liability or severability of interest as between RDT and Licensee.

14.3	All of the foregoing property policies shall contain a waiver of any right of subrogation or recourse by Licensee's insurers against RDT, its contractors, agents and employees, irrespective of whether any loss is caused by the act, omission or negligence of RDT, its contractors, agents or employees. Licensee shall obtain from the insurers under such policies undertakings to notify RDT in writing at least thirty (30) prior to any cancellation thereof. Licensee shall furnish to RDT without delay certificates of all such policies within fifteen (15) days of the Effective Date, on every anniversary date of this Agreement, within thirty (30) days after any policy is renewed, and on the written request of RDT. Licensee agrees that if it fails to take out or to keep in force such insurance or if it fails to provide a certificate of every policy and evidence of continuation of coverage as herein provided, RDT shall have the right to take out such insurance and pay the premium therefor and, in such event, Licensee shall pay to RDT the amount paid as premium plus fifteen percent (15%), which payment shall be deemed to be Service Fees on the first day of the next month following payment by RDT.

14.4	Notwithstanding any other provision in this Agreement in no event, except if the result of the willful act or the negligence of RDT, its Representatives, agents, officers, employees or others for whom it is legally responsible, and irrespective of any insurance that may or may not be carried or required to be carried, shall RDT be liable for:

14.4.1	damage to property of the Licensee or others located on the Licensee Premises;

14.4.2	any injury or damage to persons or property resulting from fire, explosion, steam, water, rain, snow or gas which may leak into or issue or flow from any part of the Licensee Premises or from the water, steam or drainage pipes or plumbing works of the Licensee Premises or from any other place or quarter;

14.4.3	any damage caused by or attributable to the condition or arrangement of any electrical or other wiring; or

14.4.4	any indirect or consequential damages suffered by Licensee.

15.	AUDIT

15.1	No more than once per Quarter and upon four (4) days notice, Licensee will provide RDT, its representatives, and auditors, upon reasonable written notice, with access to all such books, records and facilities (including any Products, Equipment and supplies, procedures, SOPs located therein) as reasonably necessary to verify compliance with this Agreement, including compliance with quality of Product, production protocols, equipment maintenance and Service Fees.

15.2	Such audits, examinations and inspections may be conducted once per Quarter or more if there is an immediate concern as to safety or compliance with Applicable Laws and only by those persons bound by a duty of confidentiality directly to Licensee as reasonably requested by Licensee.

15.3	Licensee shall respond in writing to any observations made as a result of any audit undertaken pursuant to this Article within thirty (30) days of receipt of such observations and correct any non-compliance with any provision of this Agreement and will complete and communicate in writing to RDT a plan for resolution of the matters identified to be completed at Licensee's cost within a reasonable time.

15.4	RDT's costs of any audit conducted in accordance with this Agreement will be borne by RDT unless such audit reveals an underpayment by Licensee in respect of a fee paid of at least 5% in respect of the period examined or material breach of the Agreement in which case RDT's costs of the audit will be borne by Licensee.

16.	EQUITABLE RELIEF

The parties acknowledge that in the event of the breach of any of its obligations under this Agreement, particularly breach of any confidentiality provisions, either party will likely suffer irreparable harm and that monetary damages will be inadequate to compensate such party Accordingly, each party shall be entitled to seek and a court of competent jurisdiction may grant specific performance and injunctive or other equitable relief as a remedy for any breach of this Agreement. Such remedy shall be in addition to all other remedies, including monetary damages, available to each party at law or in equity.

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17.	TERM

17.1	The initial term of this Agreement shall come into effect on the Effective Date and, unless terminated earlier in accordance with the terms of this Agreement, shall continue in full force and effect for a period of five (5) years (the "Initial Term"), subject to renewal pursuant to Section 17.2, any such term of renewal shall be referred to as a "Renewal Term". The Initial Term and the Renewal Term being collectively referred to as the "Term".

17.2	Provided Licensee shall have complied with all the terms and conditions hereof, this Agreement shall be automatically renewed at the end of the Initial Term or any Renewal Tenn, as the case may be, on the same terms and conditions as set forth herein for a further term of five (5) years, (in each case a "Renewal Term"), unless either party shall have provided written notice to the other party that it does not intend to renew this Agreement not less than one hundred and eighty (180) days prior to the expiration of the Initial Term or Renewal Term, as the case may be.

18.	TERMINATION

18.1	In the event that the Licensee shall be in breach of this Agreement or in default of any of its obligations under this Agreement, except where such breach or default is addressed below, and such breach or default shall continue for a period of thirty (30) consecutive days after written notice by RDT to the Licensee specifying with reasonable particularity the nature of such default and requiring the same to be remedied, RDT shall be entitled to terminate this Agreement immediately in its entirety or at RDT's sole discretion, with respect to any one or more jurisdictions (State/country).

18.2	Notwithstanding any other provision herein, the parties hereto agree that RDT may automatically terminate this Agreement (or any part thereof with respect to country or State within the Territory) without requirement of an opportunity to cure, upon the occurrence of the following events:

18.2.1	if Licensee loses its license, permits or any Government Authorizations to manufacture, sell or distribute cannabis products in California or is in breach of Applicable Laws;

18.2.2	if a decree or order of a court having competent jurisdiction is entered adjudging a party bankrupt or approving as properly filed a petition seeking or winding up of such party under the Chapter I I or under any analogous, comparable or similar law in the Territory, in the Additional Territories, or in other applicable jurisdictions, or under any other process of execution or similar effect against any substantial part of the property of such party, including, without limitation, the appointment of a receiver in respect thereto, or ordering for the winding up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of thirty (30) Business Days;

18.2.3	if a party admits in writing its inability to pay its debts as they become due, makes any assignment in bankruptcy or makes any other assignment for the benefit of creditors, makes any proposal under Chapter 11 (U.S) or any comparable or similar law in the Territory, in the Additional Territories, or in other applicable jurisdiction, seeks relief under Chapter 11 (U.S.), or any other bankruptcy, insolvency, or analogous, comparable or similar law in the Territory, in the Additional Territories, or in other applicable jurisdiction, is adjudged bankrupt, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, custodian, sequestrator or other person with similar powers to itself or of all of any substantial portion of its property or assets, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition or readjustment under the applicable bankruptcy, insolvency, moratorium, reorganization or other similar law in the Territory, in the Additional Territories, or in other applicable jurisdiction affecting creditors' rights or consents to or acquiesces in, the filing of such a petition;

18.2.4	if a governmental regulatory order or final judgment or decree in any jurisdiction which materially and adversely affects the ability of a party to fulfill its obligations to the other party under this Agreement shall have been made, issued obtained or entered against such party and such order, judgment or decree shall not have been vacated, discharged or stayed pending appeal within the applicable time period;

18.2.5	on written notice to the Licensee within sixty (60) following the later of Licensee informing RDT of a change in control of the Licensee and RDT becoming aware of a change in control of the Licensee including, without limitation, Licensee being acquired by any Person engaged in a business that is competitive with the business of RDT; or

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18.2.6	on written notice to the Licensee within thirty (30) days following any Person seizing or taking possession of, or attempting to seize or take possession of, any property of RDT at the Licensee Premises or in the possession or control of the Licensee, including without limitation, Confidential Information, the RD Mx, the Equipment, and the RDT IP.

18.3	This Agreement may also be terminated by either party at any time in the event that the other party commits a material breach of any provision of this Agreement and such other party fails to remedy such breach within thirty (30) days after receipt of written notice specifying the breach from the non-defaulting party.

18.4

Early termination pursuant to the above paragraphs shall not relieve either party of any obligation arising hereunder prior to such termination including, without limitation, Licensee's obligation to pay RDT for the Service Fees and for and other products and services provided to the date of termination or relieve either party of its liability for breach of its obligations pursuant to the terms and conditions of this Agreement incurred prior to such early termination; nor shall it deprive either party of its right to pursue any other remedy available to it

18.5

Notwithstanding the termination or expiration of this Agreement all rights and obligations of the parties, which by their nature survive the termination or expiration of this Agreement, shall survive the termination or expiration of this Agreement.

18.6	Termination for Convenience. RDT or Licensee may terminate this Agreement on one-hundred and eighty (180) days prior written notice.

18.7	Effects of Termination. Upon termination of this Agreement for any reason whatsoever:

18.7.1	the License Grant shall immediately terminate and be revoked;

18.7.2

all rights granted by RDT to Licensee will be immediately relinquished by Licensee who shall immediately pay all amounts due and owing by it to RDT forthwith, and in any event within ten (10) days of the date of termination of this Agreement;

18.7.3

Licensee shall return to RDT all RDT Confidential Information, advertising and promotional materials, RDT IP and any RDT property including the SOPM on the Licensee's Premises and any other materials and documents given to the Licensee and relating to this Agreement;

18.7.4

Licensee provides RDT with the right to enter on and exit from the Licensee Premises in order to have the Equipment, any RDT IP, and any RDT property, removed from the Licensee Premises, at RDT's cost, such cost to reimbursed by Licensee to RDT at RDT's request;

18.7.5

All saleable finished product, in the form of foil packaged Products, will be sold by the Licensee under the terms and conditions with regards to regulatory compliances, Applicable Laws and Service Fees to the extent permitted by Applicable Law, for a period of ninety (90) days following the date of termination. Where the Agreement is Terminated by the Licensee, payment for all Product produced is required on the same basis and terms as if it were sold or is deemed to have been sold (at the higher of the price of last product sold immediately prior to termination or fair market value immediately prior to termination), if the decision is made to destroy the product. All RD Mx will be returned to RDT in its original packages;

18.7.6

the Trade-mark License shall terminate and be revoked, and Licensee shall cease using RDT's Trade-marks and shall thereafter refrain from holding itself out as having any association with RDT or Strips or Product branded with the Trade-marks, and other than as set forth in Section 18.7.4, Licensee will forthwith remove and thereafter discontinue any marketing that incorporates any reference or association with RDT or the Products branded with the Trade-marks; and

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18.7.7	RDT shall not be liable to Licensee by reason of the proper termination of this Agreement for any damages, whether direct, consequential or incidental, on account of the loss of prospective profits on anticipated sales or on account of expenditures, investments, leases or commitments in connection with the business, arising from such termination of this Agreement.

19.	LIMITATION OF LIABILITY AND INDEMNITIES

19.1	Except as expressly provided in this Agreement, there are no representations or warranties, express or implied, statutory or otherwise, relating to the subject matter of the License Grant, the RDT IP, and the Equipment, including, without limitation, any implied warranty of merchantability or fitness for any particular purpose. Licensee assumes all risk and liability for any loss, damage or injury resulting from its exercise of the License Grant.

19.2	NEITHER PARTY WILL BE LIABLE FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, PUNITIVE, SPECIAL, EXAMPLARY DAMAGES OR OTHER SIMILAR DAMAGES NOR FOR ANY LOSS OF PROFITS, LOSS OF REVENUES, LOSS OF SAVINGS, OR LOSS OF BUSINESS, WHETHER UNDER TORT (INCLUDING BUT NOT LIMITED TO NEGLIGENCE), CONTRACT OR OTHER THEORIES OF RECOVERY, EVEN IF IT WAS OR SHOULD HAVE BEEN AWARE OR WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

19.3	Licensor hereby agrees to defend, indemnify and hold harmless Licensee, its Affiliates and their respective officers, directors, agents and employees from any and all any loss, damage, liability, demand, lawsuit, debt, charge, action, penalty, interest, claim, cost, tax or expense whatsoever, including without limitation any and all out-of-pocket costs and actual legal and accounting Service Fees, indemnities, duties, accounts, bonds, covenants, claims over, claims for contribution or indemnity, warranties, either at law or in equity that may at any time be incurred by any of them by reason of any third party claims, actions, suits or proceedings relating to or arising out of: (i) Licensor's act, omission, negligence, default or fraudulent actions and (ii) the Licensor's use, or alleged use, of the RDT IP.

19.4	Licensee hereby agrees to defend, indemnify and hold harmless RDT, its Affiliates and their respective officers, directors, agents and employees from any and all any loss, damage, liability, demand, lawsuit, debt, charge, action, penalty, interest, claim, cost, tax or expense whatsoever, including without limitation any and all out-of-pocket costs and actual legal and accounting Service Fees, indemnities, duties, accounts, bonds, covenants, claims over, claims for contribution or indemnity, warranties, either at law or in equity that may at any time be incurred by any of them by reason of any third party claims, actions, suits or proceedings relating to or arising out of: (i) Licensee's act, omission, negligence, default, or fraudulent actions; and (ii) any non-compliance of Licensee with the Applicable Laws, provided that Licensee shall not be liable under this section to the extent any of the foregoing is caused by the negligence act or omission of RDT, its Affiliates and their respective officers, directors, agents and employees

19.5	Any claim for indemnification hereunder shall be subject to the following provisions: (i) the indemnifying party shall be given prompt written notice of the claim by the indemnified party, provided that any delay in providing notice shall not relieve the indemnifying party of its indemnity obligations under this Agreement unless, and only to the extent, the indemnifying party was prejudiced by the delay; (ii) the indemnifying party shall have the right to control the defense and all negotiations relative to the settlement of any such claim, provided that it diligently undertakes such defense and that no settlement admitting liability on the part of the indemnified party or limiting the indemnified party's rights hereunder may be made without the express written consent of the indemnified party; and (iii) the indemnified party shall reasonably cooperate with the indemnifying party and its counsel at the indemnifying party's cost and expense. The indemnified party will be entitled to assume control of the defense and all negotiations relative to the settlement of any such claim and the indemnifying party will be bound by the results obtained by the indemnified party with respect to such claim, and will reimburse the indemnified party's costs and expenses incurred as a result of assuming such control, provided that in such case, such settlement shall be subject to Licensee's approval, such approval not to be unreasonably withheld, conditioned or delayed.

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20.	FORCE MAJEURE

20.1	No failure or omission by RDT or Licensee in the performance of any obligation under this Agreement shall be deemed a breach of this Agreement or create any liability if the same arises on account of force majeure, which term shall include any event or cause beyond the control of RDT or Licensee, as the case may be, including but not restricted to acts of God, acts or omissions of any government, or agency thereof, rebellion, insurrection, riot, sabotage, invasion, quarantine, restrictions, strike, lock out and transportation embargoes, provided that the party relying on this Section shall forthwith after any such event give written notice to the other party of its inability to perform such obligation and the reasons therefore. If force majeure continues for a period of more than three (3) months, without the parties hereto being able to develop an alternative satisfactory arrangement, then either party has the option of immediately terminating this Agreement.

21.	MISCELLANEOUS

21.1	Notices. Any notice, request, demand, consent or other communication required or permitted under this Agreement (each a "Notice") shall be in writing and shall be given by personal delivery (including courier) by prepaid registered or certified mail or by fax (confirmed by mail) addressed to the party for which it is intended at the address below and shall be deemed to be given on the day of delivery or transmission if during normal business hours (i.e. prior to 4:00 p.m. local time in the place of receipt), or, if after business hours, on the next following Business Day, or if mailed by registered or certified mail, on the day which is seven (7) days after such notice is mailed during normal postal conditions. In the event of a postal disruption, any notice mailed will be deemed received on the seventh (7111 Business Day following resumption of regular postal service:

21.1.1	if to RDT:

RDT Therapeutics Inc.

c/o Unit 3, 1121 Walkers Line, Burlington ON L7N 2G4

Tel: 416-477-1052

Email: mupsdell@rapid-dose.com

Attention: Mark Upsdell

21.1.2	if to Licensee:

CHEMESIS INTERNATIONAL INC.

Unit 2710, 200 Granville St Vancouver B.C. V6C 1S4

Tel:

Email: edgar.montero.gortarez@gmail.com

Attention: Edgar Montero, CEO

21.2	Either party may change its address for notices and other communications upon notice to the other party in the manner aforesaid. Rejection or other refusal to accept, inability to deliver because of changed address of which no Notice was given, shall be deemed to be receipt of the Notice as of the date of such rejection, refusal or inability to deliver.

21.3	Amendment. Except as otherwise provided herein, this Agreement may not be amended or otherwise modified except in writing signed by both parties (or their authorized representatives).

21.4	Entire Agreement. This Agreement, including but not limited to all Schedules attached hereto, constitutes the entire agreement and understanding between the parties with respect to all matters herein and supersedes all prior oral or written agreements and understandings between the parties with respect to the subject matter of this Agreement. The Schedules are an integral part of this Agreement.

21.5	Assignment. Neither party may assign this agreement without the prior written consent of the other party, which consent will not be unreasonably withheld.

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21.6	Change of Control. If there is a change in the shareholders of Licensee which changes the control of the Licensee, Licensee shall notify RDT in writing within thirty (30) days of such change describing in detail the change in control, the previous shareholders who had control and the new shareholders who control the Licensee.

21.7	No Subcontractors, Agents. Other than Affiliates, Licensee has no right to permit any other Person, or party, such as a subcontractor or agent: (i) to use or employ the License Grant or any other grant, license, or right under the Agreement; and (ii) to fulfill the obligations of the Licensee under this Agreement.

21.8	No Partnership or Agency. The status of Licensee shall be that of an independent contractor. Nothing in this Agreement shall constitute or be deemed to constitute a partnership or joint venture between the parties or constitute or be deemed to constitute Licensee as the agent of RDT for any purpose whatsoever and Licensee shall have no authority or power to bind RDT in any manner whatsoever or to assume or incur any obligation or responsibility, express or implied, for or on behalf of, or in the name of RDT, except as specifically provided for herein. Licensee shall not list, print or display RDT's name in any manner so as to indicate or imply that there is an employer-employee or an RDT-agent relationship between RDT and Licensee. All expenses related to Licensee's performance of this Agreement shall be borne by Licensee who shall be solely responsible for the payment thereof.

21.9	Waiver. The failure by either party at any time to require performance by the other party of any provision of this Agreement shall in no way affect its right to require performance at any time thereafter, and no term or provision of this Agreement is deemed waived and no breach excused unless such waiver or consent is in writing and signed by the party to have so waived or consented. Any consent by any party to, or waiver of, a breach by the other party, whether expressed or implied, does not constitute a consent to, waiver of, or excuse for, any other different or subsequent breach by such other party of the same or any other provision.

21.10	Time. Time shall be of the essence of this Agreement.

21.11	Severance. If any provision of this Agreement shall, to any extent, be held to be invalid or unenforceable,it shall be deemed to be separate and severable from the remaining provisions of this Agreement, which shall remain in full force and effect and be binding as though the invalid or unenforceable provision had not been included.

21.12	Further Assurances. Each of the parties hereto covenant and agree to execute and deliver such further and other agreements, assurances, undertakings or documents, cause such meetings to be held, resolutions passed, and by-laws enacted, exercise their votes and influence and do and perform and cause to be done and performed any further and other acts and things as may be necessary or desirable in order to give full effect to this Agreement.

21.13	Mutual Understanding. This Agreement is the result of mutual negotiations between the Parties, and each Party agrees that no part of this Agreement shall be interpreted as against the other Party (or its Subsidiaries) on the grounds that particular language was drafted by such party. Each party acknowledges that it has been afforded an opportunity to obtain independent legal advice with respect to this Agreement and that it understands the nature and the consequences of this Agreement.

21.14	Currency. Unless otherwise specifically provided for herein, all monetary amounts referred to herein shall be in lawful U.S. dollars.

21.15	Language. The Parties hereto have requested and agreed that this Agreement and all correspondence and all documentation respecting this Agreement, be written in the English language.

21.16	Counterparts. This Agreement may be executed in identical duplicate counterparts, each of which shall be deemed an original, and both of which together shall constitute one and the same instrument. The delivery by facsimile transmission of an executed counterpart will be deemed to be valid execution and delivery of this Agreement and each party hereto undertakes to provide each other party hereto with a copy of the Agreement bearing original signatures as soon as possible after delivery of the facsimile copy.

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21.17	Survival. The following sections shall survive the termination, completion, or expiry of this Agreement and shall not merge on the signing, completion, termination, or eig,iry ofthis Agreement: Sections 2.2, 4.13, 11.3, 12.5, 12,6 and all the exhibits to this Agreement. NTD: Section to be finalized when the Agreement is ready for executing

22.	GOVERNING LAW AND ARBITRATION

22.1	The parties agree that the validity, operation and performance of this Agreement shall be governed by and interpreted in accordance with the laws of the State of Nevada and the federal laws of the United States applicable therein (notwithstanding conflict of law rules), and subject to Section 20.2, the parties do expressly and irrevocably attorn to the jurisdiction of courts of Nevada with respect to any matter or claim, suit, action or proceeding arising under or related to this Agreement. To the fullest extend permitted by Applicable Law, Licensee waives and agrees not to assert, as a defense or otherwise, (i) any claim that it is not subject to the jurisdiction (in person or otherwise) of any such court, (ii) any objection that it may now or hereafter have to the laying of venue in any such court, or (iii) any claim that any action, suit or proceeding has been brought in an inconvenient forum.

22.2	All disputes, disagreements, controversies, questions or claims arising out of or relating to this Agreement including, without limitation, with respect to its formation, execution, validity, application, interpretation, performance, breach, termination or enforcement, ("Disputes"), will be determined by a sole arbitrator (the "Arbitrator) In addition:

22.2.1	Section 7(2) of the Arbitration Act will not apply to the arbitration of a Dispute;

22.2.2

the Arbitrator will be any other person on whom the Parties can agree. If the Parties cannot agree, the Arbitrator will be appointed by a judge of the State of Nevada on the application of any Party on notice to all the other Parties. No individual will be appointed as Arbitrator unless he or she agrees in writing to be bound by the provisions of this Section 20.2;

22.2.3	the arbitration will take place in the City of Las Vegas unless otherwise agreed in writing by the Parties;

22.2.4	the language to be used in the arbitration will be English;

22.2.5

the Arbitrator, after giving the Parties an opportunity to be heard, will determine the procedures for the arbitration of the Dispute, provided that those procedures will elude an opportunity for written submissions and responses to written submissions by or on behalf of all Parties, and may also include an opportunity for  exchange   of  oral  argument  and  any  other  procedures   as   the  Arbitrator considers appropriate. however, if the parties agree on a code of  procedures or on specific matters of procedure, that agreement will be binding on the Arbitrator:

22.2.6

the Arbitrator will have  the  right  to  determine  all  questions  of  law  and  jurisdiction,  including  questions  as to whether a Dispute is arbitrable, and will have the right to grant legal and equitable relief including injunctive  relief  and  the   right  to  grant  permanent  and   interim  injunctive  relief   and  final  and interim damages award.  The Arbitrator will also have  the discretion  to  award costs, including reasonable legal service fees and expense and

22.2.7

The parties intend and will take all reasonable action as is necessary or desirable to ensure, that there be a speedy resolution to any dispute, and the arbitrator will conduct the arbitration of the dispute with a view to making a determination and order as soon as possible;

22.2.8

The parties desire that any arbitration should be conducted in strict confidence and that there will be no disclosure to any person of the existence or any aspect of a dispute except as is necessary for the resolution of the dispute. Any proceedings before the arbitrator will be attended only by those persons whose presence, in the opinion of any Party or the arbitrator, is reasonably necessary for the resolution of the dispute. All matters relating to, all evidence presented to, all submissions made in the course of, and all documents produced in accordance with, an arbitration under this article, as well as any arbitral award, will be kept confidential and will not be disclosed to any Person without the prior written consent of all the Parties except as required in connection with an application of a Party under section 46 or section 50 of the Arbitration Act, by applicable laws, or by an order of an Arbitrator;

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22.2.9	the fees of the Arbitrator will be paid by the non-prevailing party; and

22.2.10	Subject to Section 44 of the Arbitration Act, all awards and determinations of the Arbitrator will be final and binding on the Parties, and there will be no appeal of any such award or determination on any grounds.

22.3	Interim Relief

22.3.l	Prior to the appointment of the Arbitrator, the Parties may apply to the courts for interim relief. A request for interim relief by a Party to a court will not be considered to be incompatible with Section 22.2 or as a waiver of that provision.

22.3.2	At the request of any Party, the Arbitrator may take any interim measures that the Arbitrator considers necessary in respect of the Dispute, including measures for the preservation of assets, the conservation of goods or the sale of perishable goods. The Arbitrator may require security for the costs of those measures.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first witness above:

CHEMESIS INTERNATIONAL INC.

Per: /s/ Edgar Montero

              Edgar Montero, CEO

Per: /s/ Mark Upsdell

             Mark Upsdell, President

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SCHEDULE A

(To the License Agreement effective as of DATE)

EQUIPMENT

The comprehensive list of the Equipment, owned by RDT, provided by RDT for manufacturing Product at the Licensee's facility:

Equipment list with specifications and serial numbers to be added on shipping

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SCHEDULED

SERVICE FEES

Licensee shall make the following payments to RDT:

22.	(i)	A payment on signing of this Agreement in the amount of: US$50,000

	(ii)	Issue to RDT that amount of tradeable securities stock of Chemesis to total US$150,000.00, priced as at the date of this Agreement

23.	A payment, on delivery, certification and sign off acceptance of the Equipment as set out in Schedule "A" by Licensee, in the amount ofUS$50,000.

24.	The greater of:

(i)    Subject to (ii) below, twenty-five percent (25%) of the Quarterly Net Sales during the term of the Agreement. The Quarterly Net Sales of Product and supporting documentation, including monthly shipping totals and any other information reasonably requested by RDT to verify Net Sales of Product within the Initial Territory and within each jurisdiction of the Additional Territories. Payment is due thirty (30) days after the end of each Quarter. This fee shall be reduced to 22% of Net Sales for any country or State in the Territory, as set out in Schedule D, when Service Fees paid reach $10,000,000;

or

(ii)  At a minimum, the Parties acknowledge that the Licensee shall pay to RDT a minimum payment of US $50,000 each month based on a monthly production minimum of 100,000 strips within the Territory as set out in Schedule. The monthly minimum of 100,000 strips produced for calculating the monthly payment will be phased in over six months, commencing with 10,000 strips for month one, increasing by 15,000 strips for each additional month until the monthly minimum of 100,000 strips is reached.

25.	Licensee agrees to collect and remit to RDT the White Label Service Fees derived from the sale of QuickStrip™ products under the White Label Manufacturing Agreements on the basis of twenty-five (25%) percent of the White Label customer's wholesale or retail selling price as per of this Section 7.6 of this Agreement;

26.	The Service Fees of twenty-five percent (25%) of the Quarterly Net Sales shall reduce to twenty-two (22%) percent when the Service Fees paid to RDT reach a cumulative total of $10,000,000 and the 3% marketing supplement for samples terminates;

27.	A fee of US $250,000 is payable for each additional order for production and processing equipment (as per Schedule A) to meet capacity commitments for the Initial territory and for each country or State in the Additional Territories pursuant to Section 4.1.

All amounts that Licensee is obligated to pay to RDT under this Agreement and in particular under this Schedule B are referred to in this Agreement as the "SERVICE FEES".

For the purposes of clarity, the end of each calendar quarter shall be March 31, June 30, September 30 and December 31.

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SCHEDULE C

TRADE-MARKS

The Licensee shall only use the Trade-marks specified below in and for the Initial Territory or  Additional Territory  for which they are designated, and on the condition that the relevant country or State is listed as an Additional Territory for the Licensee in Schedule D,

Trade-marks

	Trade-mark	Reg No. / Ann No.
1.	QuickStrip™
2.	Filmjet
3.	RDT (Rapid Dose Therapeutics Logo)
4.

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SCHEDULE D

"TERRITORY"

"Territory" as used in this agreement means the Initial Territory and Additional Territories.

"Initial Territory" means the approved Territory as of the Effective Date:	Jurisdiction (State or Country)
1.	State of California (not subject to removal by RDT)

"Additional Territories" means any other country or jurisdiction. RDT may add to this Schedule "D" from time to time after the Effective Date pursuant to Article 7 of the Agreement;	State or Country
1.
2.
3.
4.

Within the Territory the Named Accounts are:

"Named Account"	Relationship
1.
2.
3.
4.

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SCHEDULE E

LICENSES AND GOVERNMENT AUTHORIZATIONS

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SCHEDULE F

INSURANCE

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